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                           April 8, 2022

       Salman Khan
       Chief Financial Officer
       Verb Technology Company, Inc.
       782 South Auto Mall Drive
       American Fork, Utah 84003

                                                        Re: Verb Technology
Company, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2022
                                                            File No. 333-264038

       Dear Mr. Khan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Ryan Wilkins